Exhibit 99.48

October 7, 2025    News Release
OceanaGold Provides Notice of Third Quarter 2025 Results
and Conference Call
(VANCOUVER, BC) OceanaGold Corporation (TSX: OGC) (OTCQX: OCANF) (“OceanaGold” or the “Company”) will release its operational and financial results for the third quarter of 2025 after market close on Wednesday, November 5, 2025. The results will be made available on the Company’s website at www.oceanagold.com.
Third Quarter 2025 Results Conference Call Details:
Senior management will host a conference call and webcast to discuss the quarterly results on Thursday, November 6, 2025, at 10:00 am EST (7:00 am PST). To participate in the conference call, please use one of the following methods:
Webcast: https://app.webinar.net/edmQZrLXkro
Toll-free North America: 1-888-510-2154
International: 1-437-900-0527
If you are unable to attend the call, a recording will be made available on the Company’s website.
About OceanaGold
OceanaGold is a growing intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the Haile Gold Mine in the United States of America; Didipio Mine in the Philippines; and the Macraes and Waihi operations in New Zealand.
For further information please contact:
Investor Relations:
Haley Mayers, VP, Investor Relations
Tel: +1 604-678-4097
ir@oceanagold.com
Valerie Burns, Manager, Investor Relations
Tel: +1 604-235-0742
ir@oceanagold.com
www.oceanagold.com